FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of April 26, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Weekly Report (April 22, 2024 – April 26, 2024) on the Second Tranche of Tenaris Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Weekly Report (April 22, 2024 – April 26, 2024) on the Second Tranche of Tenaris Share Buyback Program

Luxembourg, April 26, 2024. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its Second Tranche of the Share Buyback Program announced on February 25, 2024, covering up to $300 million to be executed in the open market, it has repurchased the following ordinary shares from April 22 to (and including) April 26, 2024:

Date	Trading Venue	Shares Purchased	Weighted Average Price (EUR)	Purchases in EUR	Reference FX	Purchases in USD
22-abr-24	MTAA	104,992	17.6770	1,855,944	1.0645	1,975,652
23-abr-24	MTAA	934	17.5160	16,360	1.0698	17,502
24-abr-24	MTAA	1,000	17.4989	17,499	1.0688	18,702
25-abr-24	MTAA	1,000	17.3402	17,340	1.0712	18,575
26-abr-24	MTAA	485,400	16.5351	8,026,138	1.0679	8,571,112
26-abr-24	CEUX	285,700	16.4827	4,709,107	1.0679	5,028,856
26-abr-24	TQEX	55,100	16.4913	908,671	1.0679	970,369
26-abr-24	AQEU	43,549	16.2814	709,039	1.0679	757,182
		977,675	16.6314	16,260,097		17,357,950

From April 22, 2024 to (and including) April 26, 2024, the Company has purchased a total of 977,675 ordinary shares for a total consideration of €16,260,097, equivalent to USD17,357,950.

As of April 26, 2024, the Company held in treasury 33,175,781 ordinary shares (including 17,779,302 ordinary shares bought in the first tranche), equal to 2.81% of the total issued share capital.

Tenaris intends to cancel all shares purchased under the Program in due course.

Details of the above transactions, are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.